Exhibit 19.1
The following information relates to the trading of Smith Micro Software, Inc. (the “Company”) shares of stock by the Company’s directors, officers and employees. This memo is divided into two sections:

Section I, which relates to the guidelines as prescribed by SEC Rule 10b-5, and

Section II, which is Smith Micro Software, Inc.’s revised policy on the trading of Company stock.

Section I

INSIDER TRADING RESTRICTIONS UNDER SEC RULE 10b-5

Introduction

Rule 10b-5 states that anyone who possesses “material inside information” regarding the company must either disclose such information to the investing public or, if he cannot disclose it in order to protect a corporate confidence or otherwise chooses not to do so, must abstain from trading in or recommending on the basis of such information the securities concerned, while such inside information remains undisclosed.

Each Executive Officer and director of the Company and all other individuals who have access to non-public information must avoid the use of such information in effecting transactions in stock of the Company. Otherwise, such persons will be subject to liability under SEC Rule 10b-5 and may be subject to criminal penalties. Misuse of inside information is a matter of grave concern to the Company and the Company believes that sound business practice requires it to adopt a policy limiting the periods during which officers, directors and all other employees should trade in stock of the Company.

Accordingly, if you have knowledge of any material inside information relating to the financial condition or business of the Company, or concerning any important developments in which the Company is involved, then, until a reasonable time after all such information has been adequately disclosed to the public, you should not buy or sell any of the Company’s securities or convey this material information to others.

A basic test of whether inside information is material is whether a reasonable investor would attach importance to the information in determining whether to purchase or sell the securities. Although the importance of any information is inherently a subjective determination, the following list, by way of example, contains categories of information that would generally be considered to be material:

1.pending major financial transactions;

2.information regarding collaborations with new or existing corporate partners;

3.major new contracts and disputes regarding, or the unexpected termination of, important contracts, in particular with manufacturers or distributors;

4.information pertaining to releases of new products or of new versions of existing products or to products under development;

5.information related to lawsuits or labor disputes;

6.changes in key management positions;

7.information pertaining to proposed mergers, acquisitions or asset sales; and

8.information related to pending reports of the Company’s financial statements.

Full disclosure to the public generally means a press release followed by publication in the print media, typically The Wall Street Journal or release to national wire services. A speech to an audience, a TV or radio appearance or an article in an obscure magazine does not qualify as full disclosure. Full disclosure means that the securities markets have had the opportunity to digest the news. Generally, two full days following publication in The Wall Street Journal or release to national wire services is regarded as sufficient for dissemination and interpretation of material information.

Section II

SMITH MICRO SOFTWARE, INC. INSIDER TRADING POLICY

Because it is very difficult to establish the circumstances under which non-public information possessed by an officer, director or other employee of Smith Micro Software, Inc. (the “Company”) would not be considered material to a particular transaction in stock of the Company, the Company is hereby amending and restating the policy for transactions by all Company executive officers, directors and employees in stock of the Company, effective October 26, 2020.

This policy and accompanying procedures arise from our responsibilities as a public company. It is important that you review our policy carefully. Failure to comply with this policy could result in a serious violation of the securities laws by you and/or the Company and can involve both civil and criminal penalties. The failure to follow the letter and spirit of this policy will be considered a matter of extreme seriousness and a basis for termination of employment. If you have any questions, please contact the Company’s Chief Financial Officer.

1.Any director, executive officer, employee or other person associated with the Company (and any of their respective family members, other members of such person’s household and entities controlled by such person) who knows of any material information (see the above definition) concerning the Company that has not been disclosed to the public must refrain from trading (buying or selling), and must refrain from advising others to trade, in stock of the Company until public disclosure of such information (the information must be available to the public for two full business days before trading is allowed -- see number 2 below). This policy also applies with equal force to information relating to other companies, including our customers or suppliers, obtained in the course of your employment with, or services to, the Company.

2.Directors, executive officers and all other employees may engage in a transaction (purchase or sale) in stock of the Company only during a period commencing on the third day following release by the Company of financial results for any particular fiscal period to the national wire services and ending ten (10) business days before the end of any particular fiscal period. Directors, executive officers and all other employees are also prohibited from trading if they are in possession of material non-public information even during these quarterly window periods, until the close of business on the second day after the day such information is publicly disclosed.

3.In addition, if in the judgment of the Chief Executive Officer or the Chief Financial Officer, certain officers, directors or employees of the Company are in possession of material non-public information during a window period, the Chief Executive Officer or the Chief Financial Officer in their discretion may distribute an internal company memorandum prohibiting some or all Company employees, officers or directors from purchasing or selling Smith Micro stock during such quarterly window periods.

Additional Prohibited Transactions

It is our policy that directors, officers and employees shall not and are prohibited from engaging in the following activities with respect to securities of the Company (except as otherwise may be approved in writing by the Company’s CFO or Corporate Counsel):

1.    Purchases of Company stock on margin;

2.    Short sales;

3.    Buying or selling publicly-traded options, including buying or selling puts or calls or other hedging transactions in Company stock; or

4.    Pledging Company stock (provided, however, that brokerage account agreements may grant security interests in securities held at the broker to secure payment and performance obligations of the brokerage account holder in the ordinary course).

Special Procedures Applying to Directors and Certain Officers

While it is never permissible to trade based on material nonpublic information, to provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an officer engages in a trade while unaware of a pending major development), we are implementing the following procedure:

10b5-1 Plans. Directors and certain identified officers (including all executive officers) (each a "Covered Person") may be permitted to conduct transactions pursuant to a form of a pre-arranged Rule 10b5-1 trading plan that is pre-approved in advance by the Company’s Chief Financial Officer or Corporate Counsel. Proper transactions under a pre-approved 10b5-1 plan will be deemed to be in accordance with the requirements of this policy. A Covered Person should contact the Company’s Chief Financial Officer or Corporate Counsel to discuss such plans and obtain approval of a Rule 10b5-1 plan.

Exceptions to the Policy

This policy will generally not apply to the following transactions, except as specifically noted:

Option Exercises. This policy generally does not prohibit the exercise of a stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

Other Similar Transactions. Any other sales of Company securities to the Company or purchases of Company securities from the Company, including without limitation pursuant to the exercise of a warrant to purchase Company stock, are not subject to this Policy.

Bona Fide Gifts. Bona fide gifts are not transactions subject to this policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, employee or director is aware of material nonpublic information.